April 5, 2024

Filed via SEDAR+

To All Applicable Exchanges and Securities Administrators

Subject:    Curaleaf Holdings, Inc. (the "Issuer")
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Annual General Meeting
Meeting Date:	June 14, 2024
Record Date for Notice of Meeting:	April 30, 2024
Record Date for Voting (if applicable):	April 30, 2024
Beneficial Ownership Determination Date:	April 30, 2024
Class of Securities Entitled to Vote:	Subordinate Voting Multiple Voting
ISIN:	CA23126M1023
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	Yes
Notice and Access for Registered Holders:	Yes

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company
as agent for Curaleaf Holdings, Inc.